Exhibit 99.1

SAFE-T REPORTS FOURTH QUARTER AND FULL YEAR 2019 FINANCIAL RESULTS

REVENUES IN 2019 INCREASED BY 124% COMPARED TO 2018

HERZLIYA, Israel, March 31, 2020 - Safe-T® Group Ltd. (Nasdaq, TASE: SFET), a provider of secure access solutions for on-premise and hybrid cloud environments, today announced its financial results for the fourth quarter and the full year ended December 31, 2019.

Revenues for the year ended December 31, 2019 totaled $3,284,000, an increase of 124% compared to $1,466,000 in the year ended December 31, 2018.

Revenues for the three-month period ended December 31, 2019 totaled $1,114,000, an increase of 141% compared to $463,000 in the three-month period ended December 31, 2018.

The Company’s cash balance as of December 31, 2019 was $4,341,000.

Shachar Daniel, Chief Executive Officer, commented on the results: “We are pleased to present a year of growth and expansion. This year we were able to show a reduction in overall expenses alongside a substantial increase in revenues, while we successfully changed our business model to a SaaS model. We invested great efforts in expanding our global presence, with new partners and customers in the United States and Europe. We are cautious with our outlook in light of the Coronavirus pandemic, especially because the economic implications are too uncertain to even speculate at this stage. However, as we provide cloud-based security solutions, our products enable and support the remote work environment that organizations require to successfully and securely ride through these challenging times as well as in the future and we look forward to bringing our efforts to fruition in the long-term.”

 Recent Developments:

●	On March 10, 2020, we announced that we have joined global efforts to address the crisis caused by the COVID-19 (Coronavirus) by offering our Remote Access solution in support to affected organizations around the globe, free of charge for a period of three months. Since then, several organizations impacted by the Coronavirus crisis have successfully deployed our Remote Access solution to allow work-from-home policies for their employees.

●	On March 24, 2020, we announced that Safe-T was listed as a leading Software Defined Perimeter (SDP) vendor in a recent report by Omdia Market Research, titled “Omdia Market Radar: Zero-Trust Access; Tech Emerges for Secure Remote Access to Applications in the Cloud Era”[1].

2019 Selected Highlights:

●	On the financial aspect, we improved our results, with an increase in revenues, reduced costs and cash burn rate, while increasing operational efficiency.
●	Strategically, we announced and implemented a strategy focusing our cyber technological efforts in the SDP market, as well as on the integration of businesses between our cyber operation and NetNut Ltd. (NetNut), the acquisition of which was completed in June 2019, and on decreasing our overall expenses in order to improve financial results.
●	As for our technology and products, consistent with our strategy, we launched several new and improved products this year:
▪	A new version of our SDP solution, designed for Industrial Internet of Things (IIOT) organizations.
▪	An SDP cloud service (also referred to as Zero Trust Network Access or ZTNA).
▪	ZoneZero™, an SDP on-premises solution, designed to enhance organizations’ existing Virtual Private Network (VPN) security with Zero-Trust capabilities and minimum infrastructure changes.
▪	SmarTransfer®, a solution designed to allow internal users transparent access to secure storages over the standard HTTP/S protocol, which was already implemented by a military-grade customer.
▪	Our Secure Data Access (SDA) solution was named a Representative Vendor for a stand-alone ZTNA offering in Gartner’s April 2019 Market Guide for Zero Trust Network Access.
▪	We also announced the expansion of our patent portfolio with an approval of a patent application covering our reverse access technology (i) by the Israeli Patent Office, titled “Reverse Access System for Securing Front-End Applications”, and (ii) in China, titled “Reverse Access Method for Securing Front-End Applications and Others,” which was also approved as a patent in Hong-Kong later in November 2019.
●	In terms of marketing, sales and partnerships, a leading cloud service provider successfully launched a data security solution with six U.S. based customers, incorporating our SDA solution. In addition, our SDP solution has been publicly available on Amazon Web Services (AWS) Marketplace since September 2019. We also signed a partner agreement with a Fortune 500 affiliate for the resale of our SDP solution in Spain, Portugal and Israel and we joined the Fortinet Fabric-Ready Technology Alliance Partner program with our SDP solution. We also expanded our customer base with orders from leading medical centers, government agencies, defense companies, infrastructure companies, financial institutions, consumer providers and others. During 2019, NetNut expanded its global partners network with new partners in China, South Korea and other countries.

[1]	© Omdia. All rights reserved.

Fourth Quarter 2019 Capital-Related Highlights:

●	On December 26, 2019, we completed a registered direct offering of American Depositary Shares (ADSs), prefunded warrants and warrants with gross proceeds of approximately $1,668,000.

●	On December 26, 2019, two investors exercised their right to purchase additional debentures in the aggregate amount of $1,332,000. The debentures are convertible into units of ADSs and warrants to purchase 1 ADS at $3.15, with 1 warrant at an exercise price of $3.30, subject to adjustments.

●	On November 5, 2019, we completed a public offering of ADSs, prefunded warrants and warrants with gross proceeds of approximately $3,500,000.

●	On October 31, 2019, an investor exercised its right to purchase additional debentures in the amount of $500,000. The debentures are convertible into units of ADSs and warrants to purchase 1 ADS at $7.00, with 1 warrant at an exercise price of $7.70, subject to adjustments.

●	On October 21, 2019, we effected a 20-for-1 reverse split of our share capital. No adjustment was made to the number of ordinary shares underlying each ADS, and each ADS continues to represent 40 of the Company’s ordinary shares, no par value. All descriptions of Safe-T’s share capital in this press release, including share amounts and per share amounts, are presented after giving effect to the reverse split.

Financial results for the year ended December 31, 2019:

●	Total revenues amounted to $3,284,000 (2018: $1,466,000). The increase in revenues compared to 2018 is due to the consolidation of revenues generated by Safe-T’s wholly owned subsidiary, NetNut, a provider of IP Proxy Network services, partially offset by a reduction in the sales of the Secure Data Exchange (SDE) product, as part of the Company’s strategic plan to focus on the SDP market with its SDA solution.

●	Cost of revenues totaled $1,889,000 (2018: $791,000). The increase is mainly due to the consolidation of NetNut’s cost of revenues, as well as amortization of NetNut’s intangible assets, partially offset by a decrease of costs resulting from the streamlining of support and post sales teams.

●	Research and development (R&D) expenses were $2,485,000 (2018: $2,414,000). The slight increase is mainly attributed to the consolidation of NetNut’s development costs, partially offset by a reduction in the SDE solution development costs.

●	Sales and marketing expenses (S&M) totaled $3,783,000 (2018: $5,542,000). The decrease is primarily attributed to efficiency measures and cost reductions in overall sales, professional and marketing costs, partially offset by consolidation of NetNut’s sales and marketing costs.

●	General and administrative expenses (G&A) totaled $3,757,000 (2018: $1,925,000). The increase is a result of professional costs due to the Company’s Nasdaq dual listing management, capital raisings and the acquisition of NetNut including the professional costs associated with the issuance of the debentures used to finance the acquisition, as well as the consolidation of NetNut’s general and administrative costs.

●	IFRS net loss totaled $12,998,000, or $0.96 basic loss per ordinary share (2018: loss of $11,753,000, or $6.66 basic loss per ordinary share).

●	Non-IFRS net loss was $7,053,000, or $ 0.52 basic loss per ordinary share (2018: loss of $8,688,000, or $4.92 basic loss per ordinary share).

Financial results for the three months ended December 31, 2019:

●	Total revenues amounted to $1,114,000 (Q4, 2018: $463,000). The main reason for the increase is consolidation of NetNut’s revenues since the acquisition date of June 12, 2019.

●	Cost of revenues totaled $869,000 (Q4, 2018: $184,000). The increase is mainly due to the consolidation of NetNut’s cost of revenues, as well as amortization of NetNut’s intangible assets, partially offset by a decrease of costs resulting from the streamlining of support and post sales teams.

●	R&D expenses were $549,000 (Q4, 2018: $777,000). The decrease is mainly attributed to a decrease of costs resulting from the streamlining of the R&D team, partially offset by the consolidation of NetNut’s development costs.

●	S&M expenses totaled $1,096,000 (Q4, 2018: $1,273,000). The decrease is primarily attributed to efficiency measures and cost reductions in overall sales, professional and marketing costs, partially offset by consolidation of NetNut’s sales and marketing costs.

●	G&A expenses totaled $1,300,000 (Q4, 2018: $561,000). The increase is a result of professional costs due to the Company’s fourth quarter capital raisings including the professional costs associated with the issuance of debentures, as well as the consolidation of NetNut’s general and administrative costs.

●	IFRS net loss totaled $11,292,000, or $0.42 basic loss per ordinary share (Q4, 2018: loss of $3,231,000, or $1.00 basic loss per ordinary share).

●	Non-IFRS net loss was $1,971,000, or $ 0.07 basic loss per ordinary share (Q4, 2018: loss of $2,272,000, or $0.70 basic loss per ordinary share).

The following table presents the reconciled effect of the non-cash expenses and one-time expenses on the Company’s net loss for the years and three-month periods ended December 31, 2019 and 2018:

	For the Year Ended December 31,		For the Three-Month Period Ended December 31,
(thousands of U.S. dollars)	2019	2018	2019	2018

Net loss for the period	12,998	11,753	11,292	3,231
Issuance and acquisition costs	790	517	602	-
Amortization and impairment of intangible assets and goodwill	2,105	276	1,588	75
Share-based compensation	454	381	109	66
Finance liabilities at fair value	2,596	1,891	7,022	818
Total adjustment	5,945	3,065	9,321	959
Non-IFRS net loss	7,053	8,688	1,971	2,272

Balance Sheet Highlights

●	As of December 31, 2019, shareholders’ equity totaled $2,777,000, compared to shareholders’ equity of $3,710,000 on December 31, 2018. The reduction is due mainly to the net loss for the year 2019, including the non-cash expenses listed above, which were partially offset by a portion of the capital raising that was recognized as shareholders’ equity.

●	As of December 31, 2019, the Company’s cash balance was $4,341,000.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of net loss for the periods presented that exclude the effect of share-based compensation expenses, amortization of intangible assets, non-cash issuance and acquisition expenses and the revaluation of finance liabilities at fair value. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

Safe-T’s SDP solution on AWS Marketplace is available here:

https://aws.amazon.com/marketplace/pp/prodview-emepbcx75syvo?qid=1567107500648&sr=0-1&ref_=srh_res_product_title.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when we address our outlook for the future and long-term expectations. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

CONTACT INVESTOR RELATIONS:
Michal Efraty

+972-(0)52-3044404
michal@efraty.com

Consolidated Statements of Financial Position

(In thousands of USD)

	December 31,
	2019	2018
	(Audited)

Assets
Current assets:
Cash and cash equivalents	4,341	3,717
Restricted deposits	29	104
Trade receivables	680	854
Other receivables	470	231
Total current assets	5,520	4,906

Non-current assets:
Long-term restricted deposits	82	-
Long-term deposit	44	-
Property, plant and equipment, net	266	143
Right of use assets	441	-
Goodwill	6,877	523
Intangible assets, net	4,607	796
Total non-current assets	12,317	1,462
Total assets	17,837	6,368

Liabilities and equity
Current liabilities:
Short-term loan	4	-
Trade payables	237	103
Other payables	1,553	951
Contract liabilities	562	495
Contingent consideration	2,170	-
Convertible Debentures	7,151	-
Derivative financial instruments	1,637	729	*
Short-term lease liabilities	184	-
Liability in respect of the Israeli Innovation Authority	8	49
Total current liabilities	13,506	1,598

Non-current liabilities:
Contract liabilities	82	249
Long-term lease liabilities	324	-
Deferred tax liabilities	1,040	-
Liability in respect of the Israeli Innovation Authority	108	82
Total non-current liabilities	1,554	331
Total liabilities	15,060	2,658

Equity:
Ordinary shares	-	-
Share premium	52,394	41,594
Other equity reserves	13,070	11,805
Accumulated deficit	(62,687)	(49,689)
Total equity	2,777	3,710
Total liabilities and equity	17,837	6,368

*Early adoption of "Classification of Liabilities as Current or Non-Current" (Amendments to IAS 1).

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Year Ended December 31,		For the Three-Month Period Ended December 31,
	2019	2018	2019	2018
	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Revenues	3,284	1,466	1,114	463
Cost of revenues	1,889	791	869	184
Gross profit	1,395	675	245	279

Research and development expenses	2,485	2,414	549	777
Sales and marketing expenses	3,783	5,542	1,096	1,273
General and administrative expenses	3,757	1,925	1,300	561
Impairment of goodwill	1,002	-	1,002	-
Contingent consideration measurement	159	-	(64)	-
Operating expenses	(11,186)	(9,881)	(3,883)	(2,611)

Operating loss	(9,791)	(9,206)	(3,638)	(2,332)

Finance expenses, net	(3,184)	(2,541)	(7,599)	(899)
Taxes on income	(23)	(6)	(55)	-
Net loss	(12,998)	(11,753)	(11,292)	(3,231)

Basic loss per share	(0.96)	(6.66)	(0.42)	(1.00)

Diluted loss per share	(1.03)	(6.99)	(0.48)	(1.00)

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